Exhibit 99(a)(3)

[BRADLEY LETTERHEAD]

January 17, 2008

Dear Bradley Employee:

        As you are aware, Bradley has entered into a merger agreement with Phase Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of Nycomed US Inc. (“Nycomed”). Pursuant to the terms of the merger agreement, each outstanding share of Bradley common stock will be converted into the right to receive $20.00 in cash.

        It is a condition to the consummation of the merger that all options be cancelled prior to the merger. Because our stock option plans do not permit us to terminate options in the context of a transaction such as the merger without the consent of the option holders, we are making this offer in order to provide a means for our option holders to receive value for their vested and unvested stock options in connection with, and upon completion of, the merger, whether or not the exercise price of the option exceeds the $20.00 merger consideration. We are also making this offer in order to ensure that no Bradley stock options will remain outstanding following the merger.

        The offer to purchase contains the terms of the offer, including a detailed set of questions and answers. Please read the materials carefully since they contain important information about how to surrender your eligible options for payment. Please note that the deadline for us to receive your signed election form is 5 p.m., New York City Time, on February 19, 2008, unless the offer is extended.

        The enclosed pink election form lists your individual holdings of options that are eligible to be tendered in the offer and the cash payment being offered in exchange for such eligible options. Any cash payment made for your eligible options will be subject to tax withholding.

        The Bradley Board of Directors has recommended that you elect to tender your eligible options.

        If you have any questions concerning the program, please contact Alan Goldstein at (973) 882-1505 ext 547; agoldstein@bradpharm.com.

Sincerely,

Daniel Glassman
President and CEO